UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS

CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

CreoScitex (America)
Mark Sullivan
Tel. +1-781-280-7585
Fax. +1-781-275-5649
Email: mark_sullivan@creoscitex.com

FOR IMMEDIATE RELEASE

CreoScitex Achieves Record Speeds in Thermal Imaging
for Newspaper Market

NEXPO 2001 New Orleans, LA (June 14, 2001) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), introduces the fastest thermal imaging device dedicated to newspapers at NEXPO, the world's largest annual technical exposition and conference for newspapers. The Trendsetter® NEWS images more than 200 plates per hour with award-winning SQUAREspot™ thermal imaging for supreme quality and consistency from plate to plate. Trendsetter NEWS, the new name for the CreoScitex newspaper CTP family, has four models that image from 70 to more than 200 plates per hour.

The Trendsetter NEWS platesetters are fully automatic and load two plates in a single load cycle. After imaging, the plates are unloaded directly to a processor. The new model achieves its record speed by using dual thermal heads for imaging. "This brings all the benefits of thermal platesetting to newspaper producers at the highest imaging speeds," explains Neil McLean, Product Manager of CreoScitex newspaper solutions. "We're pleased to introduce the Trendsetter NEWS in response to the market's demand for increased speed with quality thermal imaging that greatly reduces process variation and the resulting frequent calibration. SQUAREspot™ imaging technology means consistent dot area on plate."

The SQUAREspot™ imaging technology used by the Trendsetter NEWS provides newspaper printers with a high level of process control, automatic temperature compensation, and dynamic autofocus to accurately track and compensate for plate surface variations. Machine-to-machine accuracy allows plates for color sets to be produced on multiple machines, reducing the wait time for last-minute plates compared to other systems. Higher process control achieved by consistent dot area on plate assures accurate and repeatable screens on press. It also enables the use of FM screens and higher line conventional screens, and provides greater fidelity for presswork. The use of Staccato™ FM screening provides printers with a wider color gamut and significantly reduced color shift due to misregistration, particularly appealing to national advertisers who strive to maintain consistency with the appearance of their product brands in different regional newspapers.

The Trendsetter NEWS offers better press utilization, less press start-up wastage, and greater consistency and repeatability than with other platemaking methods. This gives printers the potential to increase their overall throughput, product quality and profitability. The Trendsetter NEWS connects to new or existing newspaper production systems via a flexible, standard file-format interface.

The 200-plate-per-hour Trendsetter NEWS is available for beta customers and will be available for full commercial release early next year.

Last year, CreoScitex introduced the Trendsetter® 2637F AL, the first thermal platesetter developed exclusively for newspaper applications. Later, the Trendsetter 2637V AL achieved imaging speeds of 100-broadsheet plates per hour or 65 panorama plates when used with optical punch bender.

See the Trendsetter NEWS at CreoScitex booth #4245 at NEXPO, the flagship event of the Newspaper Association of America, underway from June 16-19 in New Orleans. The show brings together key newspaper industry suppliers, newspaper professionals and technology suppliers from around the world. The CreoScitex Trendsetter News is also on display in partner booths: Kodak Polychrome Graphics, booth #3721, and Anocoil Corporation, booth #3229.

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and workflow products for high-speed, print-on-demand digital printers. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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© 2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

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Contact:

CreoScitex (America)
Mark Sullivan
Tel: +1-781-280-7585
Fax: +1-781-275-5649
Email: mark_sullivan@creoscitex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: June 14, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary